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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-38086

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 07 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOMENTIX CAPITAL,INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 BETHANY ROAD SUITE 36
(No. and Street)

HAZLET	NEW JERSEY	07730
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIMOTHY LOONEY	917.806.6587	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY, LLC
(Name – if individual, state last, first, and middle name)

10135Manchesterrdste206	St Louis	Mo	63122
(Address)	(City)	(State)	(Zip Code)

11-21-2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MOMENTIX CAPITAL, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT E MEYER
Notary Public - State of New York
NO. 01ME6358186
Qualified in Richmond County
My Commission Expires May 8, 2025

3/27/2025

Notary Public

Signature:

Title:
CFO

SEC Mail Processing
APR 07 2025
Washington, DC

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

DAVILAADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of
Momentix Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Momentix Capital, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Momentix Capital, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Momentix Capital, Inc.'s auditor since 2022.

Davila Advisory LLC

Saint Louis, Missouri
March 28, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

MOMENTIX CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Cash	$	111,475
Receivable Deposits		48,716
Receivables		73,798
Other Assets		3,607
	$	237,595
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	82,701
Other Liabilities		33,612
Member's equity		121,282
	$	237,595

See accompanying notes to financial statements.

1)

MOMENTIX CAPITAL, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues		
Commission Brokerage	$	534,179
Commission Sharing		348,350
Rebate Brokerage		429
Commission Brokerage		10,938
Interest Income		1,232
Total Revenue		895,128
Expenses		
Salaries & Commissions		616,748
Clearing Costs		84,245
Regulatory		100,200
Professional		73,327
Office Supplies and O &E		3,874
Insurance Expense		1,337
Bank Service Charges		3,312
Interest Expense		3,228
SIPC		(589)
Licenses		15,126
		900,807
Net loss	$	(5,680)

See accompanying notes to financial statements.

MOMENTIX CAPITAL, INC
STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2024

Balance at January 1, 2024	$	126,962
Contributions		
Distributions		0
Net loss		(5,680)
Balance at December 31, 2024	$	121,282

See accompanying notes to financial statements.

MOMENTIX CAPITAL, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities	
Net loss	(5,680)
Changes to Operating Assets and Liabities	
Receivable from Clearing firm	(8,114)
Prepaid Expense	(28)
Accounts Payable/Settlement	18,916
Net cash provided by operating activities	5,094
Cash Flows From Financing Activities	
Capital Contribution	0
Net cash provided by financing activities	0
Net increase in cash	5,094
Cash at beginning of year	106,381
Cash at end of year	$ 111,475
Supplemental cash flow information	
Cash paid for interest	$ 3,228
Cash paid for income taxes	0

MOMENTIX CAPITAL, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. **Organization and Nature of Business**

Momentix Capital Inc. (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp (SIPC). The Company has adopted December 31 as its year end. The Company is owned 100% by BDM Partners, LLC.

The Company is an introducing securities broker-dealer and effects securities transactions via subscriptions on a subscription was basis. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii).The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis.

2. **Summary of Significant Accounting Policies**

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The financial statements have been prepared on a consistent basis with that of the preceding period.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Firm

Receivable from clearing firm consists of amounts from the Company's clearing firm, Axos Clearing for income earned on securities transactions. Management has determined that no allowance for credit losses is necessary as of December 31, 2024.

Leases

The company complies with ASC Topic 842 Leases ("Topic 842"). The standard requires leasees to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient right-of-use assets and lease liabilities for leases with a less than 12 months. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Revenue Recognition

Brokerage Commissions - The Company buys and sells securities on behalf of certain of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

Commission Sharing Income - The Company has a commission sharing agreement. The Company recognizes revenue from transaction executed at another broker dealer. The revenue is generated in a similar manner as described in brokerage commissions, The Company and the other broker dealer agree to the dollars generated. The Company recognizes it as Commission sharing income and the other broker dealer recognizes as commission sharing expense.

Recognition of Revenue- The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations to the contract, and e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses, and credits. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements. The Company is no longer subject to income tax examinations for years ending before December 31, 2020.

MOMENTIX CAPITAL, INC NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2024

Income Tax Uncertainties - The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not"or being sustained "when challenged" or"when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on December 31, 2024.

Use of Estimates

The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on December 31, 2024, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consists primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

3. **Lease Commitments**

The company does not have any lease commitments.

4. **Contingencies**

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result if the Company's clearing broker dealer is unable to fulfill their contractual obligation.

5. **Guarantees**

The company has certain obligations to indemnify its management for certain events or occurrences while the individuals are or were serving at the company's request in such capabilities. The maximum liability under these obligations is unlimited; however, the company's insurance policy serves to limit its exposure.

6. **Net Capital Requirements**

The Company is a member of FINRA and subject to the Securities and Exchange commission Uniform Net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. As of December 31,2024, the Company had net capital of $117,673 which was $109,919 in excess of its required net capital of $7,754. The company's net capital ratio was 0.98 to 1.

7. Related Party Transactions

BDM Partners, LLC, a C, the sole member of the Company, is affiliated with Velocity Clearing, LLC through common ownership. Effective March 10, 2023 the Company entered into a commission sharing agreement with Velocity Clearing, LLC resulting in $348,350 in revenue for the year ended December 31, 2024. There was a receivable of $29,478 as of December 31, 2024.

8. Major Customer

For the year ended December 31, 2024, one customer represented approximately 55% of total revenue

9. Subsequent Events

There were no subsequent events that need to be reflected through the date the financial statements were issued.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised executing both riskless principal and agency transactions for its customers. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of accounting policies

MOMENTIX CAPITAL INC.

SCHEDULE 1 COMPUTATION OF NET CAPITAL PURSUANT to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Computation of net capital		
Total member's equity	$	121,282
Non Allowable Assets		(3,609)
Net capital	$	117,673
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		7,754
Net capital in excess of net capital requirement	$	109,919
Computation of aggregate indebtedness		
Aggregate indebtedness	$	116,313
Ratio of aggregate indebtedness to net capital	%	98.84

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024.

MOMENTIX CAPITAL, INC

SCHEDULE II AND III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 FOR YEAR ENDED DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and under the non-covered provision for other activities contemplated by Footnote 74 of SEC Release No, 34-70073. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are not items to report under the requirement of this Rule

Momentix Capital Inc.'s Exemption Report

Momentix Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Timothy Looney, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Timothy Looney, FINOP
Momentix Capital, Inc.

Title:
March 28, 2025

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of
Momentix Capital, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Momentix Capital, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Momentix Capital, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Momentix Capital, Inc., stated that Momentix Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Momentix Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Momentix Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 fo the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory LLC

Saint Louis, Missouri
March 28, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors and Shareholder of
Momentix Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Momentix Capital, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were engaged by Momentix Capital, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Momentix Capital, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Davila Alvarez, LLC

Saint Louis, Missouri
March 28, 2025

MOMENTIX CAPITAL, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 1,342
Less Payments Made:			
	Date Paid	Amount	
	7/24/2024	$ 567	$ 567
Interest on late payments(s)			
Total Assessment Balance and Interest Due			$ 775
Payment made with Form SIPC 7			$ 775

MOMENTIX CAPITAL, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Total Revenue	$ 895,157
SIPC NET OPERATING REVENUES	$ 895,157
GENERAL ASSESSMENT @ .0015	$ 1,342

See Report of Independent Registered Public Accounting Firm